Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 2 DATED FEBRUARY 12, 2009
TO THE PROSPECTUS DATED DECEMBER 3, 2008

This document supplements, and should be read in conjunction with, our prospectus dated December 3, 2008, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 2 is to disclose:

•	the status of our initial public offering; and

•	a decrease in our distribution rate.

Status of our Initial Public Offering

As of January 31, 2009, we had received and accepted subscriptions in our offering for 15,188,414 shares of our common stock, or approximately $151,719,000, excluding shares issued under our distribution reinvestment plan. As of January 31, 2009, approximately 84,811,586 shares remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares in our offering until the earlier of July 19, 2009, or the date on which the maximum amount has been sold.

Decrease in our Distribution Rate

The year 2008 was a challenging year on many fronts and ended in a precipitous economic decline and global recession. Many experts are predicting that a broad economic recovery is unlikely to occur in 2009, and that the economy may actually weaken further before it begins to strengthen. In light of these troubling times, our board of directors has elected to take decisive action designed to improve our cash position and to better position us for long-term success. As previously disclosed in our prospectus, in November 2008, our board of directors and our advisor entered into an amendment to our advisory agreement which reduced the asset management fee paid to our advisor from 1.0% of our average invested assets to 0.5% of our average invested assets. Additionally, pursuant to the terms of the amendment to our advisory agreement, effective January 1, 2009, our advisor will waive the asset management fee in its entirety until the quarter following the quarter in which we generate funds from operations, or FFO, excluding non-recurring charges as described in further detail in our prospectus, sufficient to cover 100% of the distributions declared to our stockholders for such quarter.

On February 10, 2009, our board of directors took further action to improve our cash position by approving a decrease in our distribution rate from 7.0% per annum to 6.0% per annum. The 6.0% per annum distribution will begin with the March 2009 monthly distribution which will be paid in April 2009.